Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following Material Change Report was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) by Galaxy Digital on May 14, 2021:

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Galaxy Digital Holdings Ltd. (the “Company”)
PO Box 309, Ugland House, Grand Cayman
KY1-1104, Cayman Islands
Item 2:	Date of Material Change

May 5, 2021

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated by the Company on May 5, 2021 through CNW Group and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4:	Summary of Material Change

The Company announced that it agreed to acquire BitGo Holdings, Inc. (“BitGo”) pursuant to the terms of an agreement and plan of merger (the “Merger Agreement”) dated May 5, 2021 entered into among the parties (the “BitGo Transaction”).

Under the terms of the Merger Agreement, the consideration to BitGo shareholders will consist of 33.8 million of newly issued shares of common stock and US$265 million in cash, subject to certain adjustments and deferred purchase considerations, implying an aggregate transaction value of approximately US$1.2 billion based on the Company’s closing share price on May 4, 2021. A portion of the cash consideration will be deferred up to 18 months post-close. Additionally, BitGo shareholders will be issued incremental shares of common stock at close in exchange for BitGo’s net digital assets. BitGo shareholders will own approximately 10% of the pro forma company.

The BitGo Transaction has been approved by the boards of directors of both the Company and BitGo. The BitGo Transaction is subject to completion of the Reorganization (as defined below), receipt of applicable regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”) and other customary closing conditions for a transaction of this nature.

Item 5:	Full Description of Material Change

The Company announced that it agreed to acquire BitGo pursuant to the Merger Agreement dated May 5, 2021 entered into among the Company, BitGo, Galaxy Digital Holdings LP (“OpCo”), acting by its general partner, Galaxy Digital Holdings GP LLC, Galaxy Digital Pubco Inc., a direct wholly owned subsidiary of the Company, as of the date of the Merger Agreement (“HoldCo”), GDH Titan Merger Sub 1, Inc., a direct wholly owned subsidiary of HoldCo as of the date of the Merger Agreement (“Merger Sub 1”), GDH Titan Merger Sub 2, Inc., an entity directly jointly owned by OpCo and HoldCo as of the date hereof (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs” and, the Merger Subs together with the Company, OpCo and HoldCo, the “Parent Parties”) and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders (as defined in the Merger Agreement).

Under the terms of the Merger Agreement, following the Reorganization, upon the terms and subject to the conditions of the Merger Agreement, the Company, the Merger Subs and BitGo will effect a reorganization in which, as steps in a single, integrated transaction, (i) Merger Sub 1 will merge with and into the Company (the “First Merger”) in accordance with the Merger Agreement and General Corporation Law of the State of Delaware (“Delaware Law”), Merger Sub 1 will cease to exist and the Company will become a wholly owned subsidiary of HoldCo, and (ii) as part of the same overall transaction, Merger Sub 2 will merge with and into BitGo in accordance with the Merger Agreement, Delaware Law and the California Corporations Code, Merger Sub 2 will cease to exist and BitGo will survive as an entity directly and jointly owned by OpCo and HoldCo (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Mergers”).

Under the terms of the Merger Agreement, the consideration to BitGo shareholders will consist of 33.8 million of newly issued shares of common stock of Holdco and US$265 million in cash, subject to certain adjustments and deferred purchase considerations, implying an aggregate transaction value of approximately US$1.2 billion based on the Company’s closing share price on May 4, 2021. A portion of the cash consideration will be deferred up to 18 months post-close. Additionally, Holdco will issue incremental shares of common stock to BitGo shareholders in exchange for BitGo’s net digital assets at close. BitGo shareholders will own approximately 10% of the pro forma company.

The BitGo Transaction has been approved by the boards of directors of both the Company and BitGo.

The Equityholders (and certain of such Equityholders’ related parties) have or will enter into support agreements agreeing to certain matters in connection with the transactions contemplated by the Merger Agreement.

The Company’s board of directors approved a proposed redomicile and reorganization (collectively, the “Reorganization”), pursuant to which: (i) the Company and OpCo will redomicile from the Cayman Islands to Delaware, (ii) the Company’s corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used Up-C structure in the United States which will involve, among other things (x) the establishment of HoldCo, which will be the successor of public company of the Company, with all outstanding ordinary shares of the Company becoming common stock of HoldCo, (y) Mike Novogratz, the CEO and Founder of the Company, who current controls the general partner of OpCo, will transfer control of OpCo’s general partner to HoldCo, and (z) HoldCo will issue new voting securities to Mike Novogratz and other holders of Class B Units of OpCo that will entitle the holders thereof to vote (but not hold any economic rights) at the HoldCo level as though they had converted their existing Class B Units of OpCo for shares of HoldCo, (iii) the “variable voting rights” attached to the ordinary shares of the Company that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated, and (iv) HoldCo intends to apply to list its Class A shares on a U.S. national securities exchange. While the BitGo Transaction is conditional on, among other things, the completion of the Reorganization, the Reorganization is not conditional on the BitGo Transaction being completed. The foregoing description of the Reorganization does not purport to be complete. A material change report in respect of the Reorganization is filed on the Company’s SEDAR profile.

The respective obligations of the Parent Parties and BitGo to consummate the Mergers are subject to the satisfaction or waiver of a number of conditions, including: (1) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) relating to the transactions contemplated shall have expired or been terminated without the imposition of a Burdensome Condition (as defined in the Merger Agreement) that the Company (in its sole good faith discretion) declines to accept, (2) any required approval under any applicable antitrust law (other than the HSR Act) shall have been obtained or, if applicable, any waiting period thereunder shall have expired or been terminated without the imposition of a Burdensome Condition that the Company (in its sole good faith discretion) declines to accept, (3) no provision of any applicable law or order shall prohibit, enjoin, restrain or make illegal the consummation of the transactions contemplated or impose a Burdensome Condition that the Company (in its sole good faith discretion) declines to accept (a “Legal Restraint”), (4) specified consents, waivers, approvals, authorizations, permits, filings, notifications and/or actions shall have been received, made, filed or given, as applicable, (5) approval of the TSX shall have been validly obtained, (6) requisite approval of the stockholders of BitGo, (6) requisite approval of the shareholders of the Company for the Reorganization, (7) the Company and HoldCo’s registration statement on Form S-4 having been declared effective by the United States Securities and Exchange Commission, (8) the accuracy of the other party's representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (9) compliance by the other party in all material respects with such other party's obligations under the Merger Agreement, (10) the retention of certain individuals as employees of the resulting company, (11) with respect to the Company, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and with respect to the Parent Parties, the absence of a Parent Material Adverse Effect and (12) other customary closing conditions for a transaction of this nature.

The Merger Agreement contains customary representations and warranties given by the parties. The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their business prior to the closing of the Mergers. The parties have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws to consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also provides that, during the period from the date of the Merger Agreement until the effective time of the Second Merger, BitGo and the Equityholders is each subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals.

The Company intends to retain substantially all current BitGo employees and intends to enter into employment agreements with key members of the management team. Upon closing of the BitGo Transaction, Mike Belshe will join as Deputy CEO of the Company and will become a member of the Company’ Board of Directors.

The Company or BitGo may terminate the Merger Agreement in certain circumstances, including, (1) by mutual written agreement, (2) if the Mergers are not completed by March 31, 2022, (3) if a Legal Restraint has become final and non-appealable, (4) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Mergers, subject to the right of the breaching party to cure the breach, (5) the stockholders of BitGo fail to approve the transactions requiring such approval, (6) the shareholders of the Company fail to approve the Reorganization or (7) BitGo fails to deliver audited financial statements by September 15, 2021.

The foregoing description of the BitGo Transaction and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed on the Company’s SEDAR profile as a "Material Contract".

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Chris Ferraro
Co-President
(212) 390-9216

Item 9:	Date of Report

May 14, 2021.

No Offer or Solicitation
This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information
In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS
The information in this report may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.